SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/31/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
558,486

8. SHARED VOTING POWER
456,890

9. SOLE DISPOSITIVE POWER
558,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER

456,890

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,015,376 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.19%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
558,486

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
558,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
558,486

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.15%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
558,486

8. SHARED VOTING POWER
456,890

9. SOLE DISPOSITIVE POWER
558,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER

456,890

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,015,376 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.19%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
558,486

8. SHARED VOTING POWER
456,890

9. SOLE DISPOSITIVE POWER
558,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER

456,890

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,015,376 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.19%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
558,486

8. SHARED VOTING POWER
456,890

9. SOLE DISPOSITIVE POWER
558,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER

456,890

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,015,376 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.19%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
This amendment is being filed to include a footnote that inadvertently was not included in Exhibit A to Amendment #3 filed on 12/31/13.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 8, 2013 there were 9,072,032 shares of common stock outstanding as of 10/31/2013. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of December 31, 2013, Bulldog
Investors, LLC is deemed to be the beneficial owner of 1,015,376 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,015,376 shares of SVVC include 558,486 shares (representing 6.15% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,015,376 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 456,890 shares (representing 5.04% of SVVC's outstanding shares).


c) Since the last filing on 12/31/13 the following shares of SVVC were bought:

Date:		        Shares:		Price:

12/31/13		12,531		23.0536


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 1/2/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

Exhibit A:

Full Value Partners L.P.
250 Pehle Ave, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 //
pgoldstein@bulldoginvestors.com


December 30, 2013

United States Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-8626

Firsthand Technology Value Fund, Inc. - Rule 14a-8 Proposal

Ladies and Gentlemen:

	On December 27, 2013, we received a copy of a lengthy letter to you dated December 20, 2013 by Wendell M. Faria of Paul Hastings on behalf of Firsthand Technology Value Fund, Inc. (the "Fund") seeking your concurrence that the Fund may properly exclude the attached proposal to terminate the Investment Management Agreement between the Fund and Firsthand Capital Management, Inc. from its proxy materials. The Fund asserts that it may exclude our proposal based upon Rules 14a-8(i)(2) and 14a-8(i)(4) under the Securities Exchange Act of 1934.

The 15-page letter with 32 footnotes must have cost the Fund a pretty penny. Rather than provide a detailed refutation of its alleged facts and legal analysis, we simply note that even if everything in the letter is correct, there is no basis to grant the Fund's requested relief.1 Consequently, the Fund's request should be denied.

First, while the Fund asserts that "the proposal, if implemented, would cause the Fund to violate the requirements of Section 15(a)(3) of the Investment Company Act of 1940 (the "Act")," that is simply not true.
Section 15(a)(3) requires that a registered investment company's investment advisory agreement must include a provision that it "may be terminated at any time...by vote of a majority of the outstanding voting securities of such company...." While the Fund alleges that if our proposal is presented, the result will be that other parties may violate, or will have violated, certain provisions of the Act, it does not explain why implementing the proposal will cause the Fund to violate the Act (as Rule 14a-8(i)(2) requires). To the contrary, excluding our proposal will cause the Fund to violate the Act. (The New Germany Fund, Inc., SEC No-Action Letter 1998 WL 229600 (May 8, 1998)).
  1-It is worth noting that with respect to the Fund's assertions regarding compliance with Section 12 of the Act, the staff has not responded to Special Opportunities Fund's June 2011 letter regarding the Janus ruling, nor has the Commission responded to its August 2013 request for a hearing. The Fund therefore is effectively asking the staff to (1) circumvent these procedural steps, (2) make a final determination that Special Opportunities Fund is not in compliance with Section 12, and (3) grant an unorthodox and unprecedented "two wrongs make a right" form of relief by permitting the Fund to avoid compliance with Rule 14a-8.


Secondly, the Fund suggests that if our proposal is implemented, we may in the future seek to obtain a benefit which is not shared by the other shareholders. Rule 14a-89i)(4) allows a company to exclude a proposal only "if it is designed to result in a [special] benefit to" the proponent. (Emphasis added.) On the proposal's face, it is designed to benefit every shareholder by ridding the Fund of an investment advisor that has a demonstrably awful long term track record and is overpaid. Moreover, mere speculation about events that may occur after the current advisor is gone is insufficient to overcome the plain language of the proposal which evinces no disproportionate benefit for us vis-a-vis all other shareholders of the Fund.

In sum, the Fund's verbose and frivolous letter amounts to "a tale told by an idiot, full of sound and fury, signifying nothing." Macbeth. We are sorry you have to waste the time to read it and respond to it.

					Very truly yours,

					Phillip Goldstein
					/s/ Phillip Goldstein
					Principal


cc:	Wendell M. Faria, Paul Hastings
	David Hearth, Paul Hasting
	Kevin Landis, Firsthand Technology Value Fund, Inc.

Exhibit B:

Full Value Partners L.P.,
250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com


April 22, 2013

Kelvin Leung
Secretary
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Mr. Leung:

	Full Value Partners L.P., a member of the Bulldog Investors group that filed a Schedule 13D/A on April 15, 2013, is the beneficial owner of shares in Firsthand Technology Value Fund, Inc. (the "Fund") valued in excess of $2,000 and has held these shares for over 12 months.
A verification letter from Wells Fargo Prime Services, LLC is enclosed. We intend to continue to hold our shares through the next meeting of stockholders (after the May 23, 2013 annual meeting).

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

***

RESOLVED: The Investment Management Agreement between the Fund and Firsthand Capital Management, Inc., (FCM) shall be terminated as soon as possible.

SUPPORTING STATEMENT
FCM is controlled by Kevin Landis. For managing the Fund, FCM is paid 2% per annum of its gross assets plus 20% of any net realized capital gains. Since the Fund has assets of about $200 million, FCM receives about
$4 million per annum just for showing up. That is extraordinarily high compensation for managing a closed-end investment fund. We are not at all opposed to generously compensating a manager who has demonstrated outstanding long-term performance. In a recent Barron's interview, Leon Cooperman, whose $8.5 billion hedge fund has returned more than 14% (net) per annum to investors over more than two decades, put it this way: "If you are paying somebody two and 20, as opposed to 1%, you basically have a right to expect more from that person." We agree.

By contrast, Mr. Landis' long-term performance can only be described as abysmal. As an open-end fund, in the first quarter of 2000, the Fund's
NAV peaked at about $135 per share. By April 2011, when it was converted to a closed-end fund, its NAV had fallen to about $27 per share. That is a decline of 80% in shareholder value over a period of eleven years.
Nor have those shareholders who held on to their shares since April 2011 in hopes of improved performance, fared any better. Over the next two years, the market price of their shares fell another 30% while tech stocks generally performed very well!

We don't think Mr. Cooperman would approve of Mr. Landis' compensation.
To put it bluntly, there are some people who should not be managing other people's money -- and Kevin Landis has demonstrated that he is one of those people. There is simply no way to spin the numbers and conclude that his performance has been anything but disastrous for shareholders.

We find it inexplicable that the board has not already terminated his firm's management agreement. That is why we are urging shareholders themselves to vote to terminate it. Then, the board can hire a new manager that has a track record of making money for investors, rather than losing money. Trust me, there are plenty of good investment managers that would love to manage the Fund and would do so for a much lower fee than FCM is paid.

In sum, we believe the buck stops with Kevin Landis. His horrendous long term performance is intolerable as is his lavish compensation. In our view, the best way to turn the Fund around is to replace FCM with a manager that has demonstrated an ability to make money for investors over the long term. That can be done very quickly.

Please take this opportunity to vote for this proposal.

Very truly yours,
/s/ Phillip Goldstein
Phillip Goldstein
Principal